                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                             New York, NY 10017-3954
                                 (212) 455-2000
                            Facsimile (212) 455-2502

212-455-3189                                                  etolley@stblaw.com



                                                July 10, 2006

VIA FEDERAL EXPRESS AND EDGAR

                                Re: Chart Industries, Inc.
                                    Amendment No. 4 to Registration Statement on
                                    Form S-1 File No. 333-133254
                                    ----------------------------


Jennifer Hardy
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Dear Ms. Hardy and Mr. Slivka:

      On behalf of Chart Industries, Inc. (the "Company"), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 7, 2006 (the "Comment Letter") relating to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed on June 28, 2006 (the "Registration Statement"). We have also revised the Registration Statement in response to the Staff's comments and are filing concurrently with this letter Amendment No. 4 to the Registration Statement ("Amendment No. 4"), which reflects these revisions and generally updates financial and other information.

      For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

                                       -2-                         July 10, 2006


THE OFFERING, PAGE 5

      1. We have reviewed your response to prior comment 2. Please disclose in a summarized manner similar to your supplemental response how you intend to account for the additional options to be received by the option holders as a result of the different ratio and your basis for that accounting. Please also supplementally demonstrate for us how you determined that the 10.1088-for-one adjustment on the options would result in each option having the same fair value as it did before the 4.6263-for-one stock split and the other dividends to shareholders.

            In response to the Staff's comment, the Company has added disclosure on page 6 to explain how it intends to account for the additional shares underlying options to be received by the option holders as a result of the different ratio and the basis for that accounting.

            In further response to the Staff's comment, the Company supplementally provides the following explanation of how it determined that the 10.1088-for-one adjustment on the options would result in each option having the same fair value as it did before the 4.6263-for-one stock split and certain other dividends to shareholders, which includes the extraordinary cash dividend for which the options are being adjusted pursuant to the terms of the Amended and Restated 2005 Stock Incentive Plan.

            For tax purposes, the options are being adjusted in accordance with
            Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"). Section 424 of the Code and the corresponding regulations set forth requirements for how an option can be adjusted as a result of a corporate transaction (which includes a stock split and an extraordinary dividend) so that the adjustment is not treated as a new grant, which requirements, among other things, include the following:

            1. The excess of the aggregate fair market value of the shares subject to the option immediately after the change in the option over the aggregate option price of such shares must not exceed the excess of the aggregate fair market value of all shares subject to the option (or portion thereof) immediately before the change in the option over the aggregate option price of such shares; and

            2. On a share by share comparison, the ratio of the option price to the fair market value of the shares subject to the option immediately after the change in the option must not be more favorable to the optionee than the ratio of the option price to the fair market value of the stock subject to the option (or portion thereof) immediately before the change in the option. The number of shares subject to the option may be adjusted to compensate for any change in the aggregate spread between the aggregate option price and the aggregate fair market value of the shares subject to the option immediately after the change in the option as compared to the aggregate spread between the option price and the aggregate fair market value of the shares subject to the option immediately before the change in the option.

                                       -3-                         July 10, 2006


            In simplified terms, the rules require that after the adjustment both (i) the aggregate spread is maintained and (ii) the optionee have the right to purchase the same fair market value of stock as he or she did before the adjustment.

            For example, the 10,000 shares of common stock underlying the option granted on March 29, 2006 with an exercise price of $121.10 and a fair market value of $202.18 (which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment) would have had an aggregate spread of $810,800. After adjusting the number of shares underlying such option for the 10.1088-for-one option adjustment, the adjusted number of shares underlying the option would be 101,088 with an exercise price of $11.98 and a fair market value of $20 (the mid-point of the price range set forth on the cover page of the prospectus) and the aggregate spread would be $810,726. The immaterial difference is based on rounding. As a result, the Company has determined that the 10.1088-for-one adjustment on the option will result in such option having the same fair value as it did before the 4.6263-for-one stock split and the other dividends to shareholders.

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS, PAGE 41

      2. We have reviewed your response to prior comment 4. It does not appear that you have included a footnote that explains the offering adjustment to income tax expense. Please revise. In addition, please discuss in note (5) the impact of a 1/8% change in the variable interest rate on your pro forma earnings.

            In response to the Staff's comment, the Company has added footnotes on pages 41 and 42 and disclosure on page 43 to explain the offering adjustment to income tax expense and the impact of a 1/8% change in the variable interest rate on its pro forma earnings.

      3. We have reviewed your response to prior comment 8. Please include a table in subnote (a) that shows precisely how you arrived at the
            13.1 million shares you are using as the weighted average shares outstanding for basic EPS purposes. In doing so, please also be sure to explain how you reflected the additional shares resulting from the exercised warrants and rollover options discussed in note (5).

            In response to the Staff's comment, the Company has added a table in subnote (a) on page 45 to show how it arrived at the 13.1 million shares it is using as the weighted average shares outstanding for basic EPS purposes, which also reflects the additional shares resulting from the exercised warrant and rollover options.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, PAGE F-8

      4. We have reviewed your response to prior comment 10. Retroactive effect to the stock split in the shares outstanding column would result in the number of shares

                                       -4-                         July 10, 2006


            shown in the cash investment line item as being 7,952, rather than 1,719. Please revise or advise.

            In response to the Staff's comment, the Company has revised the disclosure on page F-8 to show the number of shares in the cash investment line item as 7,952.

NOTE J - STOCK OPTION PLANS, PAGE F-34

      5. We have reviewed your response to prior comment 11, including the table attached as Annex 1. Please tell us what intervening events occurred from November 23, 2005 through June 28, 2006 that caused the change in stock price. Your response should be detailed and present the events in the format of a timeline. In addition, please tell us when you first had discussions with your underwriters about filing an initial public offering, including what the estimated offering price range was at that time, and tell us what the results of those discussions were.

            As discussed with Mr. Decker on the evening of Friday, July 7, 2006, in response to the Staff's comment, the Company has revised the fair value of the options granted on March 29, 2006, April 27, 2006 and May 26, 2006 to $202.18, which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment. As a result of granting options to purchase an aggregate of 270,399 shares of our common stock (94,640 time-based options and 175,759 performance-based options) on March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management, we will record pre-tax non-cash stock-based compensation expense of approximately $1.3 million in the aggregate. This expense will be amortized over the five-year vesting period of the 94,640 time-based options, including approximately $0.2 million over the remaining nine months of 2006, commencing with the second quarter of 2006. Further, we may also record additional stock-based compensation expense in future periods related to the 1,604,270 performance-based options granted on November 23, 2005, March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management if it becomes probable that any of the future performance criteria will be achieved. The amount of the expense relating to the performance-based options cannot be estimated at this time. The Company has added disclosure to that effect on page 50. Please note that the 270,399 options differs slightly from the 270,386 in the table attached as Annex 1 to our prior response letter due to rounding. Accordingly, upon review and acceptance of this approach and the related disclosure, we understand that this comment has been cleared.

      6. Regarding your stock option issuances on April 27, 2006 and May 26, 2006, you utilized a market value of $121.10 in your fair value calculation. Given that the value of $121.10 is based upon a valuation report dated March 31, 2006 and the issuances are approximately one to two months later, it is unclear as to why this value is appropriate. Due to the passage of time, the valuation is not as useful as

                                       -5-                         July 10, 2006

            one that would have been issued at the dates of the options issuances. Please advise.

            This response is identical to the response to Comment 5. As discussed with Mr. Decker on the evening of Friday, July 7, 2006, in response to the Staff's comment, the Company has revised the fair value of the options granted on March 29, 2006, April 27, 2006 and May 26, 2006 to $202.18, which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment. As a result of granting options to purchase an aggregate of 270,399 shares of our common stock (94,640 time-based options and 175,759 performance-based options) on March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management, we will record pre-tax non-cash stock-based compensation expense of approximately $1.3 million in the aggregate. This expense will be amortized over the five-year vesting period of the 94,640 time-based options, including approximately $0.2 million over the remaining nine months of 2006, commencing with the second quarter of 2006. Further, we may also record additional stock-based compensation expense in future periods related to the 1,604,270 performance-based options granted on November 23, 2005, March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management if it becomes probable that any of the future performance criteria will be achieved. The amount of the expense relating to the performance-based options cannot be estimated at this time. The Company has added disclosure to that effect on page 50. Please note that the 270,399 options differs slightly from the 270,386 in the table attached as Annex 1 to our prior response letter due to rounding. Accordingly, upon review and acceptance of this approach and the related disclosure, we understand that this comment has been cleared.

      7. It appears that a twenty percent minority interest discount was utilized in the income approach. Please provide us with objective and reliable evidence that there is a disproportionate return to minority shareholders. Without objective and reliable evidence, the utilization of a minority interest discount is not appropriate, as discussed in a speech given by Todd Hardiman, Associate Chief Accountant, at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2004.

            This response is identical to the response to Comment 5. As discussed with Mr. Decker on the evening of Friday, July 7, 2006, in response to the Staff's comment, the Company has revised the fair value of the options granted on March 29, 2006, April 27, 2006 and May 26, 2006 to $202.18, which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment. As a result of granting options to purchase an aggregate of 270,399 shares of our common stock (94,640 time-based options and 175,759 performance-based options) on March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management, we will record pre-tax non-cash stock-based compensation expense of approximately $1.3 million in the aggregate. This expense will be amortized over the five-year vesting period of the 94,640 time-based options, including approximately $0.2

                                       -6-                         July 10, 2006


            million over the remaining nine months of 2006, commencing with the second quarter of 2006. Further, we may also record additional stock-based compensation expense in future periods related to the 1,604,270 performance-based options granted on November 23, 2005, March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management if it becomes probable that any of the future performance criteria will be achieved. The amount of the expense relating to the performance-based options cannot be estimated at this time. The Company has added disclosure to that effect on page 50. Please note that the 270,399 options differs slightly from the 270,386 in the table attached as Annex 1 to our prior response letter due to rounding. Accordingly, upon review and acceptance of this approach and the related disclosure, we understand that this comment has been cleared.

      8. Please provide us with more detailed information as to how a twenty percent lack of marketability discount was determined. Please discuss all examples that you considered in deriving your lack of marketability discount. Refer to the speech given by Todd Hardiman, Associate Chief Accountant, at the 2004 Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments on December 6, 2004.

            This response is identical to the response to Comment 5. As discussed with Mr. Decker on the evening of Friday, July 7, 2006, in response to the Staff's comment, the Company has revised the fair value of the options granted on March 29, 2006, April 27, 2006 and May 26, 2006 to $202.18, which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment. As a result of granting options to purchase an aggregate of 270,399 shares of our common stock (94,640 time-based options and 175,759 performance-based options) on March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management, we will record pre-tax non-cash stock-based compensation expense of approximately $1.3 million in the aggregate. This expense will be amortized over the five-year vesting period of the 94,640 time-based options, including approximately $0.2 million over the remaining nine months of 2006, commencing with the second quarter of 2006. Further, we may also record additional stock-based compensation expense in future periods related to the 1,604,270 performance-based options granted on November 23, 2005, March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management if it becomes probable that any of the future performance criteria will be achieved. The amount of the expense relating to the performance-based options cannot be estimated at this time. The Company has added disclosure to that effect on page 50. Please note that the 270,399 options differs slightly from the 270,386 in the table attached as Annex 1 to our prior response letter due to rounding. Accordingly, upon review and acceptance of this approach and the related disclosure, we understand that this comment has been cleared.

      9. One of the assumptions you used in the income approach was your determination that cash flows would increase by only three percent per year. Please tell us why you believe this assumption is accurate, and provide us with your long-term budgets which support the three percent increase per year.

                                       -7-                         July 10, 2006


            This response is identical to the response to Comment 5. As discussed with Mr. Decker on the evening of Friday, July 7, 2006, in response to the Staff's comment, the Company has revised the fair value of the options granted on March 29, 2006, April 27, 2006 and May 26, 2006 to $202.18, which is the $20 mid-point of the price range set forth on the cover page of the prospectus multiplied by the 10.1088-for-one option adjustment. As a result of granting options to purchase an aggregate of 270,399 shares of our common stock (94,640 time-based options and 175,759 performance-based options) on March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management, we will record pre-tax non-cash stock-based compensation expense of approximately $1.3 million in the aggregate. This expense will be amortized over the five-year vesting period of the 94,640 time-based options, including approximately $0.2 million over the remaining nine months of 2006, commencing with the second quarter of 2006. Further, we may also record additional stock-based compensation expense in future periods related to the 1,604,270 performance-based options granted on November 23, 2005, March 29, 2006, April 27, 2006 and May 26, 2006 under the Amended and Restated 2005 Stock Incentive Plan to certain members of management if it becomes probable that any of the future performance criteria will be achieved. The amount of the expense relating to the performance-based options cannot be estimated at this time. The Company has added disclosure to that effect on page 50. Please note that the 270,399 options differs slightly from the 270,386 in the table attached as Annex 1 to our prior response letter due to rounding. Accordingly, upon review and acceptance of this approach and the related disclosure, we understand that this comment has been cleared.

ITEM 15 - RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

      10. We have reviewed your response to prior comment 12. Please revise your disclosures here and throughout the filing to refer to the post split numbers of shares and options.

            In response to the Staff's comment, the Company has adjusted the number of securities issued and the exercise prices for all issuances occurring on October 17, 2005 or later for the stock split to be effected prior to completion of the offering and certain dividends described in the prospectus included in Amendment No. 4. However, the Company did not make similar adjustments to any securities issued prior to October 17, 2005 because all such securities were cancelled in the October 17, 2005 acquisition or are no longer outstanding. The Company added disclosure describing which adjustments were made on page II-1 and revised the disclosure on pages II-3 and II-4 to reflect the adjustments.

      Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

                                    Very truly yours,


                                    /s/ Edward P. Tolley III

                                    Edward P. Tolley III